March 19, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Titan Acquisition Corp.
Registration Statement on Form S-1
Filed March 10, 2025
File No. 333-285659

Ladies and Gentlemen:

On behalf of our client, Titan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 17, 2025, relating to the Company’s Registration Statement on Form S-1, filed with the Commission on March 10, 2025.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

The Offering

Ability to extend time to complete initial business combination, page 31

1.	We note your response to prior comment 3 and reissue. Please expand your disclosure to address the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 32 to address the Staff’s comment.

Management, page 134

2.	We note your response to prior comment 5. Please also revise to disclose the amount of membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 6, 114 and 140 to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note the signature of WithumSmith+Brown, PC has been omitted from their audit report. Please provide a signed audit report in the next amendment. Please refer to Rule 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-2 to address the Staff’s comment.

Exhibit 10.2, page II-6

4.

We note that clause 2 of the letter agreement states: “The Sponsor and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Ordinary Shares owned by it, him or her in favor of any proposed Business Combination.” However, we note your disclosure on the cover page and elsewhere carves out “public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act.” Please advise or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the letter agreement, currently filed as Exhibit 10.1, address the Staff’s comment.

Part II. Information not Required in Prospectus

Exhibit Index

Exhibit 5.2, page II-6

5.	Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 2.1, 2.2, 2.6, and 2.11 of Part 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that its Cayman counsel has revised its opinion, filed as Exhibit 5.2, to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

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